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May 11, 2020

VIA COURIER AND EDGAR

	Re:	ZoomInfo Technologies Inc.
Registration Statement on Form S-1
Filed February 27, 2020
File No. 333-236674

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
c/o Edwin Kim, Attorney-Advisor
Ladies and Gentlemen:
On behalf of ZoomInfo Technologies Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“SEC”) Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) filed on February 27, 2020 relating to the offering of shares of its Class A common stock, marked to show changes from the Registration Statement. The Registration Statement has been revised in response to the comments of the staff of the Division of Corporation Finance of the SEC (the “Staff”) and to reflect certain other changes. In addition, the Registrant has filed certain exhibits with Amendment No. 1 and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. The Registrant understands that the Staff requires a reasonable amount of time to review.
In addition, we are providing the following responses to your comment letter, dated March 10, 2020, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. The responses and information

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described below are based upon information provided to us by the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.
Form S-1 filed on February 27, 2020
Impact of the Reorganization Transactions, page 103

1.
We note your response to comment 3 of our letter dated January 27, 2020, regarding the accounting for ZoomInfo OpCo. We further note that ZoomInfo OpCo is an LLC with a sole managing member. Please tell us whether ZoomInfo OpCo will be accounted for as a variable interest entity. If so, please additionally explain to us your consideration of ASC 805-10-25-5, which stipulates that when a variable interest entity is acquired in a business combination, the primary beneficiary of that entity is always the acquirer. Last, tell us how you considered the fact that the Reorganization Transactions only occur when contemporaneous with the IPO in determining that the ZoomInfo OpCo unitholders will have nearly identical ownership percentages and economics exposures before and after such transactions.

The Registrant notes that ZoomInfo OpCo will be accounted for as a variable interest entity ("VIE") in accordance with ASC 810-10-15 after the Reorganization Transactions. However, the fact that the entity will be a VIE after the Reorganization Transactions does not in and of itself trigger new basis accounting. New basis accounting should only be applied if a business combination has taken place. As noted in the Registrant’s response to comment 3 in the response letter to the Staff dated February 26, 2020, the Registrant believes that the Reorganization Transactions should be accounted for in a manner consistent with a common control transaction. The Registrant's conclusion that the Reorganization Transactions are not in the scope of ASC 805 is consistent with guidance from ASC 805-10-15-4c. Specifically, the formation of the Registrant and recapitalization of ZoomInfo OpCo is similar to the example stated in ASC 805-50-15-6a, in which the formation of a new entity and rearrangement of net assets or entities held between the entities is an example of a combination between entities under common control. In comparison, if as part of the Reorganization Transactions an unrelated entity acquired ZoomInfo OpCo by purchasing equity in the Registrant, the accounting conclusions would be in scope of ASC 805 and the primary beneficiary would be the accounting acquirer in a business combination under ASC 805-10-25-5. However, that would be inconsistent with the treatment of similar IPO reorganizations involving an Up-C structure in which a newco is created by a company in order to effectuate an IPO that results in a noncontrolling interest in a business being acquired by new public stockholders. The Registrant has concluded, consistent with such similar IPO transactions, that the Reorganization Transactions do not represent a business combination under ASC 805.
The Registrant does not believe the timing of the Reorganization Transactions should impact that conclusion since the substance is the same. The Registrant considered that while the Reorganization Transactions will occur contemporaneous with the IPO, the transactions are two distinct events. While the Reorganization Transactions are necessary to establish a newly formed C corporation and effectuate the IPO transaction, they are not required to take place at the same time. The Registrant believes the timing of the Reorganization Transactions in relation to the IPO should not impact the respective accounting treatment. The timing of the Reorganization Transactions, whether at the time of IPO or prior to the IPO, does not change the substance of the IPO as a capital raising event rather than a business combination. Further, when separately evaluating the capital raise conducted through the IPO and whether the newly issued shares

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would require new basis accounting, the Registrant noted the new Class A shares which will be sold to new shareholders, would represent only 1.2% of the voting interest and 10.9% of economic interest in the Company (1.4% and 12.5%, respectively, if the underwriters’ option to purchase additional shares is exercised in full), based on the Registrant’s current assumptions about the offering size, and assuming no proceeds are used to purchase equity interests of existing equityholders. As such, control of the Registrant will not be obtained by another entity through the issuance of shares in the IPO.
Finally, the Registrant notes that transactions similar to the Reorganization Transactions are discussed in many of the interpretive guides issued by the Big 4 accounting firms, and there appears to be consensus that reorganization transactions intended to effectuate an IPO do not represent business combinations under ASC 805. We have attached in the appendix one example from KPMG included in their Business Combinations Guide, Example 4.3a: Use of a NewCo in an Up-C Structure. The timing of our Reorganization Transactions to effectuate the IPO are not unique-timing the reorganization to coincide with the capital raise is a common practice in this and other structures.

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Securities and Exchange Commission	4	May 11, 2020

Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses. Please send any correspondence to Anthony Stark, General Counsel of the Registrant (anthony.stark@zoominfo.com), and to me (rfenyes@stblaw.com).

Very truly yours,

/s/ Richard A. Fenyes

cc:	Securities and Exchange Commission
Jan Woo, Legal Branch Chief
ZoomInfo Technologies Inc.
Henry Schuck
Cameron Hyzer
Anthony Stark
Latham & Watkins LLP
Marc D. Jaffe
Jason M. Licht
Stelios G. Saffos

Example 4.3a: Use of a NewCo in an Up-C Structure

OpCo is an operating entity in the legal form of an LLC (a limited liability corporation) with four Investors, one of whom holds a 40% interest (Investor A), and the remainder of whom each holds a 20% interest (Investors B, C, and D). None of the Investors individually controls OpCo. To effect an initial public offering of OpCo, Investor A forms a corporation (NewCo) that will acquire OpCo and file a registration statement. This is an example of a transaction commonly referred to as an "Up-C" structure.

Two steps are required to arrive at the desired structure. In Step 1, Investor A creates NewCo and transfers all of its 40% interest in OpCo to NewCo. NewCo has no other substantive assets or activities. After this step, the entities are organized as follows.
In Step 2, Investors B, C, and D each exchange their 20% interest in OpCo for a 20% interest in NewCo. After the reorganization, the entities are structured as follows:

Assessment
NewCo's acquisition of OpCo is not a business combination. NewCo did not engage in any significant pre-combination activities and did not raise any capital, identify acquisition targets or negotiate transactions. Each Investor holds the same percentage interest in NewCo as they held in OldCo before Step 1. Both Step 1 and Step 2 lack economic substance and merely represent a change in the legal form to effect the IPO. NewCo consolidates OpCo at the carryover basis of OpCo's assets and liabilities.